SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Circular dated August 28, 2017 in respect of Connected Transaction - Proposed Subscription of New Shares by Unicom BVI.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 29, 2017

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institutions in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in China Unicom (Hong Kong) Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the licensed securities dealer, registered institution in securities, bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities nor should it or any part of it form the basis of, or be relied upon in connection with, any contract or commitment whatsoever. In particular, this circular does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This circular is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

CONNECTED TRANSACTION

PROPOSED SUBSCRIPTION OF NEW SHARES BY UNICOM BVI

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

All capitalised terms used in this circular have the meanings set out in the section headed “Definitions” in this circular.

A letter from the Board is set out on pages 4 to 13 of this circular. A letter from the Independent Board Committee containing its advice to the Independent Shareholders in respect of the Proposed Subscription is set out on pages 14 and 15 of this circular. A letter from ING, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Subscription is set out on pages 16 to 38 of this circular.

A notice convening the EGM to be held at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 15 September 2017 at 11 a.m. is set out on pages N-1 and N-2 of this circular. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed on it as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the EGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

28 August 2017

– i –

DEFINITIONS
In this circular, unless the context otherwise requires the following expressions shall have the following meanings:
“ADSs”	American Depositary Shares which are issued by the Unicom Depositary and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Board”	the board of Directors of the Company

“Company”	(China Unicom (Hong Kong) Limited), a company incorporated under the laws of Hong Kong with limited liability and whose Shares and ADSs are listed on the Stock Exchange and the New York Stock Exchange, respectively

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be convened for the purpose of considering and, if thought fit, approving the Share Subscription Agreement and the Proposed Subscription

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Independent Board Committee”	the independent board committee established by the Company (comprising Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny) to advise the Independent Shareholders in connection with the Proposed Subscription

“Independent Financial Adviser” or “ING”	ING Bank N.V., Hong Kong Branch, the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Subscription

“Independent Shareholders”	Shareholders other than Unicom BVI, Unicom Group BVI and their associates

“Last Trading Date”	21 August 2017, being the last full trading day immediately before the date of the Share Subscription Agreement

“Latest Practicable Date”	25 August 2017, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, Macau and Taiwan

“Proposed Subscription”	the proposed subscription by Unicom BVI of the Subscription Shares pursuant to the Share Subscription Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong), as amended or supplemented from time to time

“Share(s)”	the share(s) in the capital of the Company

“Shareholder(s)”	the shareholder(s) of the Company

“Share Subscription Agreement”	the share subscription agreement entered into between the Company and Unicom BVI on 22 August 2017

“Share Transfer”	the transfer of an aggregate of 1,899,764,201 shares in Unicom A Share Company by Unicom Group, details of which were included in the announcement of Unicom A Share Company dated 20 August 2017

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription Price”	HK$13.24 per Subscription Share

“Subscription Shares”	the new Shares to be allotted and issued by the Company to Unicom BVI pursuant to the Share Subscription Agreement, which shall be a maximum of 6,651,043,262 Shares

“trading day”	a day on which the Stock Exchange is open for dealing or trading in securities

“Unicom A Share Company”	(China United Network Communications Limited), a company incorporated in the PRC with limited liability, whose shares are listed on the Shanghai Stock Exchange, and an immediate controlling shareholder of Unicom BVI. Unicom Group is its immediate controlling shareholder

DEFINITIONS

“Unicom A Share Company Issuance”	the non-public issuance of the shares of Unicom A Share Company to various investors, which was announced by Unicom A Share Company on 20 August 2017

“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands, which is 17.90% owned by Unicom Group and 82.10% owned by Unicom A Share Company as at the date of this circular, and an immediate controlling shareholder of the Company

“Unicom Depositary”	the Bank of New York Mellon, a national banking association organised under the laws of the United States and acting in its capacity as depositary under a deposit agreement dated 22 June 2000 entered into between the Company, the Unicom Depositary and all holders and beneficial owners of ADSs

“Unicom Group”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“Unicom Group BVI”	China Unicom Group Corporation (BVI) Limited, a company incorporated under the laws of British Virgin Islands and an immediate controlling shareholder of the Company

In this circular, the terms “associate”, “connected person”, “connected transaction”, “subsidiary” and “controlling shareholder” shall have the meanings ascribed to them under the Listing Rules.

The English language text of this circular and the accompanying form of proxy shall prevail over the Chinese language text in the event of any inconsistency.

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors:	Registered Office:
Wang Xiaochu	75th Floor, The Center
Lu Yimin	99 Queen’s Road Central
Li Fushen	Hong Kong
Shao Guanglu

Non-executive Director:
Cesareo Alierta Izuel

Independent non-executive Directors:
Cheung Wing Lam Linus
Wong Wai Ming
Chung Shui Ming Timpson
Law Fan Chiu Fun Fanny	28 August 2017

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

PROPOSED SUBSCRIPTION OF NEW SHARES BY UNICOM BVI

1.	INTRODUCTION

The Company refers to the announcements issued by the Company on 10 October 2016, 30 November 2016, 5 April 2017, 24 July 2017, 9 August 2017, 16 August 2017 and 20 August 2017 in relation to the mixed ownership reform plan being implemented by Unicom Group and the announcement issued by the Company on 22 August 2017 in relation to the Proposed Subscription.

LETTER FROM THE BOARD

The Proposed Subscription constitutes a connected transaction for the Company and is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. Each of Unicom BVI and Unicom Group BVI and their respective associates will abstain from voting on the resolution to approve the Proposed Subscription.

The Independent Board Committee, comprising all of the independent non-executive Directors, has been established to advise the Independent Shareholders, and ING has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders, in each case, on the terms of the Proposed Subscription.

The purpose of this circular is to provide you with further information relating to the Share Subscription Agreement and the Proposed Subscription and to seek your approval for the ordinary resolution set out in the notice of the EGM on pages N-1 and N-2 of this circular.

2.	THE PROPOSED SUBSCRIPTION

A.	Introduction

On 22 August 2017 (after trading hours), the Company and Unicom BVI entered into the Share Subscription Agreement pursuant to which Unicom BVI agreed to subscribe for the Subscription Shares.

B.	The Share Subscription Agreement

The principal terms of the Share Subscription Agreement are set out below:

Date:	22 August 2017

Parties:	(a) The Company (as the issuer); and

(b) Unicom BVI (as the subscriber)

Subscription Shares:	Unicom BVI agreed to subscribe for a maximum of 6,651,043,262 Subscription Shares (the “Maximum Subscription Shares”). The exact number of Subscription Shares to be subscribed by Unicom BVI will be determined upon completion of the Unicom A Share Company Issuance, by reference to the net subscription price received by Unicom A Share Company from the Unicom A Share Company Issuance.

The Maximum Subscription Shares represent approximately 27.77% of the total issued Shares of the Company as at the date of this circular and approximately 21.74% of the total issued Shares of the Company as enlarged by the issue of the Subscription Shares.

LETTER FROM THE BOARD

The Subscription Shares, when allotted and issued pursuant to the Share Subscription Agreement, will rank pari passu in all respects with the then existing Shares.

An announcement will be made by the Company when the exact number of Subscription Shares has been determined.

Subscription Price:	HK$13.24 per Subscription Share, which represents:

(a) a premium of approximately 9.97% to the closing price of HK$12.04 per Share as quoted on the Stock Exchange as at the date of the Share Subscription Agreement;

(b) a premium of approximately 7.12% to the closing price of HK$12.36 per Share as quoted on the Stock Exchange on the Last Trading Date;

(c)    a premium of 11.45% to the average closing price of approximately HK$11.88 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Day;

(d)    a premium of approximately 12.11% to the average closing price of approximately HK$11.81 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including the Last Trading Day;

(e)    a premium of approximately 14.04% to the average closing price of approximately HK$11.61 per Share as quoted on the Stock Exchange for the last 20 consecutive trading days up to and including the Last Trading Day; and

(f) a premium of approximately 13.94% to the closing price of HK$11.62 per Share as quoted on the Stock Exchange as at the Latest Practicable Date.

Assuming the Maximum Subscription Shares are issued, the aggregate Subscription Price will be HK$88,059.81 million (equivalent to approximately RMB74,953.87 million). The parties have agreed that the aggregate Subscription Price will be paid to the Company in RMB at the exchange rate of HK$1.00:RMB0.85117.

LETTER FROM THE BOARD

Conditions Precedent:	The Proposed Subscription is conditional upon the fulfilment of the following conditions:

(a)    the approval of the Share Subscription Agreement and the transactions contemplated thereunder, including the grant of a specific mandate for the allotment and issue of the Subscription Shares, by the Independent Shareholders at the EGM;

(b) the Listing Committee of the Stock Exchange granting the listing of, and the permission to deal in, the Subscription Shares, and such approval not having been withdrawn;

(c) the approval of the Unicom A Share Company Issuance by the shareholders of Unicom A Share Company;

(d) the approval of the Unicom A Share Company Issuance by State-owned Assets Supervision and Administration Commission of the State Council of the PRC and China Securities Regulatory Commission;

(e) the approval of the Share Transfer by State-owned Assets Supervision and Administration Commission of the State Council of the PRC;

(f) the completion of the Unicom A Share Company Issuance and the Share Transfer; and

(g) the completion of the capital increase in Unicom BVI by Unicom A Share Company and Unicom Group for purpose of the Proposed Subscription.

None of the conditions referred to above can be waived by the Company or Unicom BVI. As at the Latest Practicable Date, none of the conditions precedent set out above has been fulfilled.

Long Stop Date:	If the conditions referred to above are not fulfilled by 30 June 2018 (or such other date as the parties may agree in writing), the Share Subscription Agreement shall terminate.

Completion:	Completion of the Proposed Subscription will take place on a date to be agreed by the parties in writing, which shall be within 30 days after the fulfilment of the conditions set out above.

LETTER FROM THE BOARD

C.	Application for Listing of the Subscription Shares

The Company will make an application to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares on the Stock Exchange.

D.	Effect of the Proposed Subscription on the Shareholding Structure of the Company

The following table illustrates the shareholding structure of the Company as at the Latest Practicable Date and immediately following the completion of the Proposed Subscription (assuming the Maximum Subscription Shares are subscribed and there are no other changes to the total issued Shares of the Company prior to the completion of the Proposed Subscription):

			Immediately following the
	As at the		completion of the
	Latest Practicable Date		Proposed Subscription
		Percentage		Percentage
	Number of	of total	Number of	of total
	Shares held	issued Shares	Shares held	issued Shares
Unicom Group BVI[1]	8,082,130,236	33.75%	8,082,130,236	26.41%
Unicom BVI	9,725,000,020	40.61%	16,376,043,282	53.52%
Public Shareholders	6,139,950,827	25.64%	6,139,950,827	20.07%

Total issued Shares	23,947,081,083	100.00%	30,598,124,345	100.00%

Note:

(1)	The number of Shares held by Unicom Group BVI excludes the 225,722,791 Shares held as trustee on behalf of a PRC Shareholder.

On 11 July 2000, the Stock Exchange granted a waiver from strict compliance with the requirements under Rule 8.08 of the Listing Rules to the Company, subject to the condition that the public float of the Company will be maintained at no less than 10% of the total issued Shares of the Company. Based on publicly available information and so far as Directors are aware, immediately following completion of the Proposed Subscription, the Company will continue to satisfy the minimum public float of 10% of the Shares.

Unicom BVI and Unicom Group BVI are presumed to be parties acting in concert in respect of their aggregate shareholding in the Company pursuant to class (1) of the definition of “acting in concert” under the Takeovers Code as they are both ultimately controlled by Unicom Group. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Unicom Group BVI, being persons acting in concert, exceeds 50%, the acquisition of the Subscription Shares pursuant to the Proposed Subscription by Unicom BVI will not result in a mandatory general offer obligation on Unicom BVI under Rule 26 of the Takeovers Code.

LETTER FROM THE BOARD

E.	Use of Proceeds

The maximum gross proceeds of the Proposed Subscription will be HK$88,059.81 million (equivalent to approximately RMB74,953.87 million). The maximum net proceeds of the Proposed Subscription, after deduction of relevant expenses, will be approximately HK$88,056.81 million (equivalent to approximately RMB74,951.32 million), representing a net issue price of approximately HK$13.24 (equivalent to approximately RMB11.27) per Subscription Share.

Assuming the Maximum Subscription Shares are issued, the Company intends to use the proceeds from the Proposed Subscription as follows:

(a)	approximately HK$46,777.96 million for upgrading the 4G network capabilities of the Company, which involves the upgrading of the transmission capacity of existing nationwide 4G network, construction of new 4G stations, improving the interoperation with 5G network and construction of transmission network in connection with the interoperation;

(b)	approximately HK$23,011.85 million for technology validation and enablement and launch of trial programs in relation to the 5G network, which involve research, development and validation of 5G network related technologies, construction of 5G trial stations and establishment of basic 5G network capability;

(c)	approximately HK$2,728.01 million for developing innovative businesses, which involves the establishment of specialised teams and business platforms to back up the development of cloud computing, big data, the Internet of Things, industrial Internet, payment finance, video and other businesses; and

(d)	approximately HK$15,538.98 million for the repayment of the outstanding principal amount of loans obtained from the following banks:

•	Industrial and Commercial Bank of China (aggregate principal amount of RMB2,000 million, maturing in 2018),

•	Agricultural Bank of China (aggregate principal amount of RMB14,350 million, maturing in 2018),

•	China Construction Bank (aggregate principal amount of RMB5,100 million, maturing in 2018),

•	Bank of China (aggregate principal amount of RMB16,900 million, maturing in 2017 and 2018), and

•	China Merchants Bank (aggregate principal amount of RMB1,000 million maturing in 2018).

LETTER FROM THE BOARD

Depending on the date of completion of the Proposed Subscription and the maturity dates of the above bank loans, if the proceeds allocated for the repayment of the outstanding principal amount of the above bank loans are insufficient to repay such bank loans in full, the Company will use its working capital to repay the balance of the outstanding principal amount of such bank loans. Any proceeds remaining after the repayment of the outstanding principal amount of such bank loans in full will be used by the Company for its general working capital purposes.

The use of proceeds will be proportionately adjusted if less than the Maximum Subscription Shares are issued pursuant to the Proposed Subscription.

F.	Reasons for, and Benefits of, the Proposed Subscription

The Proposed Subscription is part of the mixed ownership reform plan being implemented by Unicom Group. Through integrated planning on the mixed ownership reform plan, Unicom A Share Company actively introduced strategic investors which are engaged in businesses that are highly correlated with and complementary to the principal businesses of Unicom A Share Company and which reduced the state-owned shareholding in Unicom A Share Company, so as to progress with the mixed ownership reform. Through implementing the mixed ownership reform plan, Unicom A Share Company expects to further optimize its corporate governance in accordance with the market-oriented principles, focus on the development of its principal businesses, establish an innovative business model and further develop innovative businesses, so as to improve and enhance its overall efficiency and competitiveness and to achieve its strategic goals.

In addition, following the completion on the Proposed Subscription, the Company’s net assets will increase and its liabilities-to-assets ratio will decrease. Accordingly, the Company will be able to carry out more investment, financing and research and development activities. Upon the projects invested and developed using the proceeds received from the Proposed Subscription generating returns, the Company expects to increase its revenue and profitability, which in turn will contribute to the Company’s long-term development.

The Company also believes that it will derive the following benefits from the Proposed Subscription:

(a)	the Subscription Price represents a 9.97% premium to the closing price of the Shares as at the date of the Share Subscription Agreement, which is more favourable than the price that the Company is likely to obtain from independent third party investors; and

(b)	the Company will incur lower costs as well as derive other benefits by issuing the Subscription Shares as compared to other means of fund raising, including (i) debt-financing instruments, which would incur additional finance expenses and increase the gearing ratio of the Company and (ii) an open offer or a rights issue, which would incur additional expenses, such as underwriting commissions and involve longer period of time.

LETTER FROM THE BOARD

Based on the foregoing, the Directors (excluding the independent non-executive Directors, whose opinion is included in the section headed “Letter from the Independent Board Committee” in this circular) consider that the terms of the Share Subscription Agreement are fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

The executive Directors, being Mr. Wang Xiaochu, Mr. Lu Yimin, Mr. Li Fushen and Mr. Shao Guanglu, who also hold executive positions with Unicom A Share Company, have voluntarily abstained from voting on the Board resolution to approve the Share Subscription Agreement and the Proposed Subscription. As the other Directors do not have material interest in the Proposed Subscription, they have not abstained from voting on the Board resolution to approve the Share Subscription Agreement and the Proposed Subscription.

3.	FUND RAISING ACTIVITY OF THE COMPANY IN THE PAST 12 MONTHS

The Company did not conduct any fund raising activity through issue of equity securities in the 12 months immediately before the Latest Practicable Date.

4.	LISTING RULES IMPLICATIONS

As at the Latest Practicable Date, Unicom BVI held 9,725,000,020 Shares, representing approximately 40.61% equity interest in the Company and therefore is a connected person of the Company under Chapter 14A of the Listing Rules. Accordingly, the Proposed Subscription constitutes a connected transaction of the Company and is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

In accordance with the Listing Rules, the voting on the resolution in relation to the Share Subscription Agreement at the EGM will be conducted by way of a poll. As Unicom BVI, Unicom A Share Company and Unicom Group BVI are all ultimately controlled by Unicom Group, Unicom BVI and Unicom Group BVI, which hold 9,725,000,020 Shares and 8,082,130,236 Shares in the Company, representing approximately 40.61% and 33.75% of the total issued Shares, respectively, will be regarded as having a material interest in the Proposed Subscription and will abstain from voting on the resolution referred to above. Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 Shares, which are held by Unicom Group BVI as trustee on behalf of a PRC Shareholder. As such PRC Shareholder is not an associate of Unicom Group BVI under the Listing Rules, Unicom Group BVI can exercise the voting rights in respect of such Shares on behalf of and in accordance with the instruction of the PRC Shareholder. Unicom Group BVI will not exercise the voting rights in respect of such Shares on behalf of the PRC Shareholder if it has not received voting instructions from such PRC Shareholder.

The Independent Board Committee, comprising all of the independent non-executive Directors, has been established to advise the Independent Shareholders, and ING has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders, in each case, on terms of the Proposed Subscription.

LETTER FROM THE BOARD

5.	INFORMATION OF THE PARTIES

A.	The Company

The Company was incorporated in Hong Kong on 8 February 2000. The Company, through its subsidiaries, provides a full range of telecommunications services in the PRC, including mobile broadband (LTE FDD, TD-LTE, WCDMA), fixed-line broadband, GSM, fixed-line local access, ICT, data communications and other related value-added services.

B.	Unicom BVI

Unicom BVI is a company incorporated under the laws of British Virgin Islands, which was 17.90% owned by Unicom Group and 82.10% owned by Unicom A Share Company as at the Latest Practicable Date. Unicom BVI is an investment holding company and is a controlling shareholder of the Company.

6.	EGM

A notice of the EGM to be held at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 15 September 2017 at 11 a.m. is set out on pages N-1 and N-2 of this circular at which an ordinary resolution will be proposed to approve the Proposed Subscription. The vote of the Independent Shareholders at the EGM will be taken by way of a poll.

A form of proxy for use at the EGM is enclosed. Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the Company’s share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the EGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

Due to the time required for obtaining the PRC regulatory approvals for the completion of the Proposed Subscription, details of which were set out in the section headed “2. The Proposed Subscription – B. The Share Subscription Agreement - Conditions Precedent” of this Letter from the Board, the ordinary resolution in relation to the Proposed Subscription, if approved by the Independent Shareholders at the EGM, will be valid until 31 March 2019.

7.	ADDITIONAL INFORMATION

Your attention is drawn to (i) the letter from ING containing its advice to the Independent Board Committee and the Independent Shareholders set out on pages 16 to 38 of this circular and (ii) the information set out in the Appendix to this circular.

8.	GENERAL

The completion of the Proposed Subscription is subject to the satisfaction of certain conditions and accordingly, the Proposed Subscription may or may not proceed. Shareholders, holders of ADSs and potential investors of the Company are advised to exercise caution when dealing in the Shares, ADSs and other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

LETTER FROM THE BOARD

9.	RECOMMENDATIONS

The Directors (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) believe that the terms of the Proposed Subscription are on normal commercial terms and are fair and reasonable and in the interests of the Shareholders as a whole, and therefore recommend the Independent Shareholders to vote in favour of the ordinary resolution set out in the notice of the EGM on pages N-1 and N-2 of this circular.

The Independent Board Committee, having considered the information set out in the Letter from the Board and the principal factors, reasons and recommendation set out in the letter from ING, considers that although the Proposed Subscription is not conducted in the ordinary and usual course of business of the Company, the terms of the Proposed Subscription are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution set out in the notice of the EGM on pages N-1 and N-2 of this circular.

Yours faithfully
By Order of the Board
China Unicom (Hong Kong) Limited
WANG Xiaochu
Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

28 August 2017

To the Independent Shareholders

Dear Sir or Madam

CONNECTED TRANSACTION

PROPOSED SUBSCRIPTION OF NEW SHARES BY UNICOM BVI

We refer to the circular dated 28 August 2017 (the “Circular”) issued by the Company to the Shareholders, of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 22 August 2017, the Board announced that the Company entered into the Share Subscription Agreement with Unicom BVI pursuant to which Unicom BVI agreed to subscribe for the Subscription Shares.

We have been appointed as the Independent Board Committee to make a recommendation to the Independent Shareholders as to whether, in our view, the terms of the Proposed Subscription are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.

ING has been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the Proposed Subscription. The text of the letter of advice from ING containing its recommendation and the principal factors that have been taken into account in arriving at its recommendation are set out on pages 16 to 38 of the Circular.

Having considered the information set out in the Letter from the Board and the principal factors, reasons and recommendation set out in the letter from ING, we consider that although the Proposed Subscription is not conducted in the ordinary and usual course of business of the Company, the terms of the Proposed Subscription are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution set out in the notice of the EGM on pages N-1 and N-2 of the Circular to approve the Proposed Subscription at the EGM.

Yours faithfully
Cheung Wing Lam Linus
Wong Wai Ming
Chung Shui Ming Timpson
Law Fan Chiu Fun Fanny
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter prepared by ING Bank N.V., Hong Kong Branch setting out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this circular.

8/F Three Pacific Place, 1 Queen’s Road East, Hong Kong 28 August 2017

To the Independent Board Committee and Independent Shareholders of

China Unicom (Hong Kong) Limited

Dear Sirs,

CONNECTED TRANSACTION

PROPOSED SUBSCRIPTION OF NEW SHARES BY UNICOM BVI

You, the Independent Board Committee (as defined herein) of China Unicom (Hong Kong) Limited (“China Unicom” or the “Company”, together with its subsidiaries, the “Group”) have asked us, the Corporate Finance Division of ING Bank N.V., Hong Kong Branch, pursuant to an engagement (the “Engagement”) set out in an Engagement letter dated 22 August 2017, to give our opinion (the “Opinion”) with respect to the fairness and reasonableness of the terms of proposed subscription (the “Proposed Subscription”) by China Unicom (BVI) Limited (“Unicom BVI”) of new shares of the Company (the “Subscription Shares”) pursuant to the Share Subscription Agreement (as defined herein) (the “Transactions”).

In arriving at our Opinion, we have reviewed and considered China Unicom’s circular dated 28 August 2017 (the “Circular”), the annual and interim reports of China Unicom. We have also discussed with the management of China Unicom in respect of the business operation and future prospects of the Company.

We have also compared the data provided to us with similar publicly available data for various other companies in your business sector, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected by such companies. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the purposes of producing our Opinion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

INTRODUCTION

On 22 August 2017, the Company and Unicom BVI entered into the subscription agreement (the “Share Subscription Agreement”) pursuant to which Unicom BVI agreed to subscribe for the Subscription Shares. Unicom BVI is an immediate controlling shareholder of the Company, holding 40.61% of the total issued share capital of the Company (“Shares”) as at 25 August 2017 (the “Latest Practicable Date”). Unicom BVI therefore is a connected person of the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”). Accordingly, the Proposed Subscription constitutes a connected transaction of the Company and is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

China Unicom has appointed ING Bank N.V., Hong Kong Branch (“ING”) as the independent financial advisor (“IFA”) to the independent committee of the board established on 22 August 2017 (the “Independent Board Committee”) and shareholders of the Company other than Unicom BVI, China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”) and their associates (the “Independent Shareholders”).

This letter forms part of the Circular which provides, inter alia, further details of the Transactions, the recommendation of the Independent Board Committee to the Independent Shareholders in relation to the Transactions and the notice of the extraordinary general meeting (“EGM”) to be convened by the Company to consider the Transactions. Unless otherwise defined or where the context otherwise requires, capitalized terms used in this letter shall have the same meaning as defined in the Circular.

TERMS OF REFERENCE

In accordance with the terms of our Engagement, in formulating our Opinion and recommendation with regards to the Transactions:

1.	We have not assumed any responsibility for independent verification of, and we have not independently verified, any of the foregoing information and have relied on all such information as being sufficient, complete and accurate and not misleading in all material respects, without any additional check being undertaken to verify the completeness and accuracy of such disclosure. For the avoidance of doubt, we have assumed that no information has been withheld from us that could have an impact on this Opinion;

2.	We have not assumed any responsibility for any aspect of the work that any professional advisors have produced regarding the Transactions and we have assumed as true and accurate and not misleading any work produced by such advisors. We have not provided, obtained or reviewed any legal, tax, regulatory, accounting, actuarial or other advice and as such assume no liability or responsibility in connection therewith. Accordingly, in providing this Opinion, we have not taken into account the possible implications of any such advice;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	We have assumed that all corporate and other action required by the Group to complete the Transactions and carry out your obligations thereunder has been or will be duly taken, that the Transactions documentation will constitute a valid and legally binding obligation of you, that you have sufficient financial resources to honor all of your financial obligations in respect of the Transactions without any breach of covenants or other negative financial impact, and that the execution, delivery and performance by you of the Transactions will not violate or be prohibited by either your internal constitution or by any provision of any existing law applicable to you or any agreement or instrument binding on you or any of your assets or constitute a default or termination event (however described) under any such agreement or instrument;

4.	In addition, we have not been requested to make (and therefore have not made) an independent evaluation or appraisal of your assets and liabilities (contingent or otherwise), nor have we been furnished with any such evaluations or appraisals. Our Opinion is necessarily based upon publicly available information collated by us up to the Latest Practicable Date, and the financial, economic, political and social market and other relevant conditions to the Opinion as they exist and can be evaluated, as at the Latest Practicable Date;

5.	We do not express an opinion herein as to the prices at which the shares of China Unicom may trade or the future value, financial performance or condition of China Unicom and/or the Group, upon or after completion of the Transactions. ING has not conducted due diligence with respect to China Unicom other than its review of certain publicly available information related to China Unicom. Accordingly, for the purposes of its Opinion, ING has assumed that there is no non-public information with respect to China Unicom and/or the Group made available to ING that would, or would reasonably be likely to, have an adverse impact on the price of the China Unicom Shares;

6.	We have assumed that you are complying in all material respects with all relevant applicable laws and regulations and promptly disclose to the extent required under applicable laws and regulations any price sensitive information to the public;

7.	We have assumed that all consents and approvals of regulatory bodies, shareholders, exchanges, creditors and others which are required under any applicable law, regulation, agreement or instrument to consummate the Transactions will be obtained with no detriment in any aspect which may be material for our analysis. Subsequent developments may affect this Opinion and the assumptions made in its preparation; and

8.	We have assumed that the Transactions will not constitute an event of default or a potential event of default under any of your debt obligations and that, following completion of the Transactions, you will continue to be able to meet all of your debts and other obligations as they fall due.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under Rule 13.80 of the Listing Rules (including the notes thereto) to formulate our opinion and recommendation.

We have been engaged by China Unicom to act as IFA for the purpose of producing this Opinion and recommendation and we will receive a fee from China Unicom for our services. This fee is not contingent on the consummation of the Transactions.

In the ordinary course of business, ING Bank N.V. (of which we, the Corporate Finance Division of ING Bank N.V., Hong Kong Branch forms part) and its affiliates may actively trade your debt and equity securities for its own account and for the accounts of clients and accordingly, may at any time hold a long or short position in such securities.

This Opinion and recommendation is supplied to you, the Independent Board Committee and Independent Shareholders, on the understanding that it has been produced solely for your benefit as part of the information you require in your contemplation of the Transactions. We do not otherwise express any views on the Transactions, or its effect on China Unicom’s business or any part of it.

This Opinion and recommendation exclusively focuses on the fairness and reasonableness of the Transactions and does not address any other issues such as the underlying business decision to recommend the Transactions or its commercial merits, which are matters solely for the management of China Unicom. Subsequent developments in the aforementioned conditions may affect this Opinion and recommendation and the assumptions made in preparing this Opinion.

This Opinion is confidential and may not be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the Transactions or Engagement, nor shall this Opinion be used for any other purposes, without our prior written consent.

This Opinion is issued in the English language and reliance may only be placed on this Opinion as issued in the English language. If any translations of this Opinion are delivered they are provided only for ease of reference, have no legal effect and ING makes no representation as to (and accepts no liability in respect of) the accuracy of any such translation.

We do not accept any responsibility for the contents of this Opinion and recommendation to any party (including Shareholders (as defined below), creditors, regulators, exchanges and other interested parties) other than China Unicom. In addition, our liability to China Unicom will be limited and in particular, we shall not have any direct or indirect liability of any kind to China Unicom, or to any of China Unicom’s directors (the “Directors”), employees, shareholders or creditors, arising out of or in connection with the Engagement, except for losses, claims, damages or liabilities incurred by China Unicom to the extent they are found in a final judgment by a court to have resulted from a deliberate omission or gross negligence on the part of us or our affiliates and sub-contractors.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

This Opinion, the recommendation and ING’s contractual and non-contractual obligations to China Unicom hereunder shall be governed by and construed in accordance with Hong Kong law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the Hong Kong courts.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation regarding the Transactions, we have taken into account the following principal factors and reasons:

1.	Overview of the Company

A.	Background

China Unicom is an investment holding company incorporated in Hong Kong in 2000. The Company has been listed on the Stock Exchange since 22 June 2000 and its American Depository Shares have been traded on the New York Stock Exchange since 21 June 2000. The Group provides telecommunications services in the People’s Republic of China (the “PRC”, excluding for the purpose of this letter, Hong Kong, Macau and Taiwan). The Company offers cellular and fixed-line voice and related value-added, broadband and other Internet-related, information communications technology, and business and data communications services. It has approximately 63 million fixed-line local access subscribers, approximately 76 million fixed-line broadband subscribers, and approximately 269 million mobile billing subscribers. The Company’s ultimate parent company is China United Network Communications Group Company Limited (“Unicom Group”, together with its subsidiaries, the “China Unicom Group”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is the simplified shareholding structure of China Unicom Group as at the Latest Practicable Date:

Chart 1: Simplified shareholding structure chart of China Unicom Group as at

Latest Practicable Date

As announced by the Company on 16 August 2017, the Company was informed by China United Network Communications Limited (“Unicom A Share Company”) that it had obtained the approval of the National Development and Reform Commission of the PRC for the plan in relation to the mixed ownership reform (the “Mixed Ownership Reform Plan”) involving, among others, the non-public issuance of the shares of Unicom A Share Company (the “Unicom A Share Company Issuance”), the issue of shares by Unicom A Share Company to its core employees and the adoption of equity incentive mechanisms by Unicom A Share Company. Unicom Group also proposes to transfer an aggregate of 1,899,764,201 shares in Unicom A Share Company to China Structural Reform Fund Corporation Limited (the “Share Transfer”). Upon completion of the Mixed Ownership Reform Plan, China Unicom Group, strategic investors, employees incentive shares and public shareholders will hold 36.7%, 35.2%, 2.7% and 25.4%, respectively, of Unicom A Share Company.

[1]	Excluded the interest in 225,722,791 shares of the Company held by China Unicom Group BVI as trustee on behalf of a PRC Shareholder

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

B.	Consolidated Income Statement Summary

Set out below is the summary of the consolidated income statement of the Company for the three years ended 31 December 2016 and for the six months ended 30 June 2016 and 2017:

Table 1: Consolidated income statement summary for the three years ended 31 December 2016 and for the six months ended 2016 and 2017

		(in RMB million except for per share data)
	For the year ended 31 December			For the six months ended 30 June
	(Audited)			(Unaudited)
	2014	2015	2016	2016	2017
Revenue	284,681	277,049	274,197	140,255	138,160
Interconnection charges	(14,599)	(13,093)	(12,739)	(6,366)	(6,331)
Depreciation and amortisation	(73,868)	(76,738)	(76,805)	(37,915)	(38,874)
Network, operation and support expenses	(37,851)	(42,308)	(51,167)	(25,624)	(26,365)
Employee benefit expenses	(34,652)	(35,140)	(36,907)	(18,271)	(20,074)
Costs of telecommunications products sold	(43,397)	(44,046)	(36,529)	(21,753)	(14,638)
Other operating expenses	(61,411)	(54,960)	(57,357)	(26,957)	(27,193)

Operating profit/(loss)	18,903	10,764	2,693	3,369	4,685

Finance costs	(4,617)	(6,934)	(5,017)	(2,468)	(3,130)
Interest income	283	438	1,160	441	703

Share of net profit/(loss) of associates	—	(759)	204	(150)	487

Share of net profit/(loss) of joint ventures	—	(42)	153	56	261

Other income – net	1,362	10,568	1,591	576	411

Profit before income tax	15,931	14,035	784	1,824	3,417
Income tax expenses	(3,876)	(3,473)	(154)	(395)	(994)

Profit for the year	12,055	10,562	630	1,429	2,423

Attributable to:
Equity shareholders of the Company	12,055	10,562	625	1,429	2,415
Non-controlling interests	—	—	5	—	8

Earnings per share for profit attributable to equity shareholders of the Company
– basic earning per share (RMB)	0.51	0.44	0.03	0.06	0.10

– diluted earnings per share (RMB)	0.49	0.44	0.03	0.06	0.10

Sources:	Annual reports for the years ended 31 December 2015 and 2016 and interim results announcement for the six months ended 30 June in 2017 of the Company

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As shown above, China Unicom incurred decrease in revenue, operating profit and profit for the year from 2014 to 2016. For the year ended 31 December 2016, the Company’s revenue decreased by 1.0%, of which service revenue stopped deteriorating and went up by 2.4%, but sales of telecommunications products declined by 20.5%. Compared with 2014, the revenue in 2015 decreased by 2.7%, of which the service revenue accounted for RMB235.3 billion, down by 3.9%, and the revenue from sales of telecommunications products was RMB41.8 billion, up by 4.9%. In addition, the Company’s operating expenses increased significantly during the last three years, primarily due to the transformation of the tower operation model and expanded network scale, thus increasing usage fee of telecommunication towers.

For the year ended 31 December 2016, the operating profit declined by 75.0% and the profit attributable to equity shareholders declined by 94.1%, which was primarily due to the net gain on disposal of telecommunication towers amounted to RMB9.3 billion in 2015. Excluding the net gain on disposal of telecommunication towers, profit for the year decreased by RMB3.0 billion as compared with 2015.

The operating profit in 2015 amounted to RMB10.8 billion, down by 43.1% as compared with 2014. The decrease in operating profit in 2015 was mainly due to the increase in network, operation and support expenses and in depreciation and amortization. Depreciation and amortization in 2015 had increased 3.9% compared with 2014 due to the accelerated network construction for 4G and fixed-line broadband. Network, operation and support expenses increased 11.8% compared with 2014 since the operation model regarding the use of telecommunications towers changed from self-operation to payment of usage fee to China Tower Corporation Limited, and the Company expanded its network scale which led to the increase in utilities charges and properties rental expenses.

For the six months ended 30 June 2017, the Company reported revenue of RMB138.2 billion, which decreased by 1.5% compared with the first half year of 2016. Although the revenue declined, the operating profit and profit for the year increased by 39.1% and 69.6%, respectively. The primary reasons are cost savings on network, operation and support expenses and telecommunication products sold.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

C.	Consolidated Balance Sheet Summary

Set out below is the summary of the consolidate balance sheet and financial ratios of the Company as at 31 December 2014, 2015 and 2016 and as at 30 June 2017:

Table 2: Consolidated balance sheet summary as at 31 December 2014, 2015, and 2016 and as at 30 June 2017

			(in RMB million)
		As at 31 December (Audited)		As at 30 June (Unaudited)
	2014	2015	2016	2017
ASSETS
Non-current assets
Property, plant and equipment	438,321	454,631	451,115	421,427
Lease prepayments	9,211	9,148	9,436	9,295
Goodwill	2,771	2,771	2,771	2,771
Interest in associates	3,037	31,997	32,248	32,744
Interest in joint ventures	—	978	1,175	1,436
Amounts due from related parties	—	18,322	—	—
Deferred income tax assets	6,215	5,642	5,986	5,538
Financial assets at fair value through other comprehensive income	5,902	4,852	4,326	4,696
Other assets	23,041	25,335	24,879	22,515

Total non-current assets	488,498	553,676	531,936	500,422

Current assets
Inventories and consumables	4,378	3,946	2,431	1,792
Accounts receivable	14,671	14,957	13,622	17,000
Prepayments and other current assets	10,029	10,864	14,023	13,341
Amounts due from ultimate holding company	—	—	—	235
Amounts due from related parties	12	2,846	22,724	22,782
Amounts due from domestic carriers	2,120	1,994	3,908	4,901
Financial assets at fair value through profit and loss	—	106	123	131
Short-term bank deposits and restricted deposits	56	202	1,754	2,083
Cash and cash equivalents	25,308	21,755	23,633	33,834

Total current assets	56,574	56,670	82,218	96,099

Total assets	545,072	610,346	614,154	596,521

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

		As at 31 December (Audited)		As at 30 June (Unaudited)
	2014	2015	2016	2017
LIABILITIES
Non-current liabilities
Long-term bank loans	420	1,748	4,495	5,410
Promissory notes	21,460	36,928	17,906	9,956
Corporate bonds	2,000	2,000	17,970	17,975
Deferred income tax liabilities	17	18	113	110
Deferred revenue	1,497	2,005	2,998	2,902
Other obligations	217	357	335	219

Total non-current liabilities	25,611	43,056	43,817	36,572

Current liabilities
Short-term bank loans	91,503	83,852	76,994	99,057
Commercial papers	9,979	19,945	35,958	23,992
Current portion of long-term bank loans	45	84	161	451
Current portion of promissory notes	—	2,499	18,976	17,969
Convertible bonds	11,167	—	—	—
Accounts payable and accrued liabilities	120,371	167,396	143,224	122,702
Taxes payable	1,466	3,163	732	711
Amounts due to ultimate holding company	1,622	1,437	2,463	2,504
Amounts due to related parties	3,542	3,930	8,700	9,705
Amounts due to domestic carriers	1,402	1,300	1,989	2,253
Dividend payable	771	920	920	920
Current portion of corporate bonds	—	—	2,000	—
Current portion of deferred revenue	462	394	369	335
Current portion of other obligations	2,698	2,797	3,141	2,991
Advances from customers	46,892	48,357	47,028	45,946

Total current liabilities	291,920	336,074	342,655	329,536

Total liabilities	317,531	379,130	386,472	366,108

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	2014	As at 31 December (Audited) 2015	2016	As at 30 June (Unaudited) 2017
EQUITY
Equity attributable to equity shareholders of the Company
Share capital	179,101	179,102	179,102	179,102
Reserves	(19,482)	(20,734)	(21,017)	(20,709)
Retained profits
– Proposed final dividend	4,789	4,071	—	—
– Others	63,133	68,777	69,322	71,737

	227,541	231,216	227,407	230,130
Non-controlling interests	—	—	275	283

Total equity	227,541	231,216	227,682	230,413

Total equity and liabilities	545,072	610,346	614,154	596,521
Total assets less current liabilities	253,152	274,272	271,499	266,985

Sources:	Annual reports of the Company for the years ended 31 December 2015 and 2016, and interim results announcement for the six months ended 30 June 2017.

		As at 31 December		As at 30 June
	2014	2015	2016	2017
Working Capital[1] (RMB million)	(235,346)	(279,404)	(260,437)	(233,437)
Current ratio[2] (times)	0.19	0.17	0.24	0.29
Quick ratio[3] (times)	0.18	0.16	0.23	0.29
Gearing ratio[4] (times)	0.50	0.55	0.67	n.a.
Total liabilities/ total assets (times)	0.58	0.62	0.63	0.61

Notes:

1.	Working Capital = Total current assets – total current liabilities.

2.	Current ratio = Total current assets/ total current liabilities.

3.	Quick ratio = (Total current assets – inventory)/ total current liabilities.

4.	Gearing ratio = Net debt/total equity. Net debt is equal to the aggregate of current and non-current interest-bearing debts minus (including obligation under financial lease) cash and cash equivalents.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at 31 December 2014, 2015 and 2016, the Company had working capital deficit whilst current and quick ratios were below one. The gearing ratios were 0.50, 0.55 and 0.67 for the years ended 31 December 2014, 2015 and 2016, respectively. Total liabilities/total assets ratios were 0.58, 0.62 and 0.63 for the years ended 31 December 2014, 2015 and 2016, respectively, and the ratio reduced to 0.61 as of 30 June 2017.

Therefore, the Company’s operating and financial position would need to be improved.

2.	Principle Terms of the Proposed Subscription

A.	Specific Mandate

The Proposed Subscription is made pursuant to a specific mandate which the board of Directors (the “Board”) is seeking from the shareholders of the Company (the “Shareholders”). On 22 August 2017, the Board resolved to convene the EGM to consider and, if thought fit, approve the Share Subscription Agreement and the Proposed Subscription, including the allotment and issue of the Subscription Shares. Unicom BVI and Unicom Group BVI will be regarded as having material interest in the Proposed Subscription and will abstain from voting on the resolution to be proposed at EGM. Unicom Group BVI, however, can exercise the voting rights in respect of the 225,722,791 Shares held on behalf of a PRC Shareholder.

B.	Description of the Proposed Subscription

On 22 August 2017, the Company and Unicom BVI entered into the Share Subscription Agreement pursuant to which Unicom BVI agreed to subscribe for the Subscription Shares. Pursuant to the Share Subscription Agreements, Unicom BVI agreed to subscribe for a maximum of 6,651,043,262 Subscription Shares (the “Maximum Subscription Shares”). The Maximum Subscription Shares represent approximately 27.8% of the total issued Shares as at the Latest Practicable Date and 21.7% of the total issued Shares as enlarged by the issue of the Subscription Shares.

The proceeds of the Proposed Subscription will be payable to such bank account as may be notified by the Company at least one business day prior to the date of the completion of the Proposed Subscription. Pursuant to the Share Subscription Agreement, the proceeds will be paid to the Company in RMB at the exchange rate of HK$1 = RMB0.85117.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Completion of the Proposed Subscription will only take place after the fulfillment of the conditions set out as below:

(1)	the approval of the Share Subscription Agreement and the transactions contemplated thereunder, including the grant of a specific mandate for the allotment and issue of the Subscription Shares, by the Independent Shareholders at the EGM;

(2)	the Listing Committee of the Stock Exchange granting the listing of, and the permission to deal in, the Subscription Shares and approval not having been withdrawn;

(3)	the approval of Unicom A Share Company Issuance by the shareholders of Unicom A Share Company;

(4)	the approvals of the Unicom A Share Company Issuance by State-owned Assets Supervision and Administration Commission of the State Council of the PRC and China Securities Regulatory Commission;

(5)	the approval of the Share Transfer by State-owned Assets Supervision and Administration Commission of the State Council of the PRC;

(6)	the completion of the Unicom A Share Company Issuance and the Share Transfer; and

(7)	the completion of the capital increase in Unicom BVI by Unicom A Share Company and Unicom Group for the purpose of the Proposed Subscription.

None of the conditions referred to above can be waived by the Company or Unicom BVI. As at the Latest Practicable Date, none of the conditions precedent set out above has been fulfilled. If the conditions referred to above are not fulfilled by 30 June 2018 (or such other date as the parties may agree in writing), the Share Subscription Agreement shall terminate.

Completion of the Proposed Subscription will take place within 30 days after the fulfillment of the conditions set out above.

3.	Subscription Price for the New Shares

The price for the Subscription Shares is HK$13.24 per Subscription Share (the “Subscription Price”).

The Subscription Price represents:

•	a premium of approximately 10.0% to the closing price of HK$12.04 per Share as quoted on the Stock Exchange as at the date of the Share Subscription Agreement;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	a premium of approximately 10.9% to the closing price of HK$11.94 per Share as quoted on the Stock Exchange on the Last Undisturbed Trading Date, being 15 August 2017. On 16 August 2017, the Company announced that Unicom A Share Company had obtained the approval of the National Development and Reform Commission of the PRC for the Mixed Ownership Reform Plan and that Unicom A Share Company also intended to discuss with the Company in relation to a proposed subscription of the Shares by way of a private placement, through participation in a rights issue or other means. The Shares were suspended for trading from 16 August 2017 to 18 August 2017;

•	a premium of approximately 12.4% to the average closing price of HK$11.78 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Undisturbed Trading Day;

•	a premium of approximately 13.1% to the average closing price of HK$11.71 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including the Last Undisturbed Trading Day;

•	a premium of approximately 14.5% to the average closing price of HK$11.56 per Share as quoted on the Stock Exchange for the last 20 consecutive trading days up to and including the Last Undisturbed Trading Day;

•	a premium of approximately 16.6% to the average closing price of HK$11.36 per Share as quoted on the Stock Exchange for the last 30 consecutive trading days up to and including the Last Undisturbed Trading Day;

•	a premium of approximately 16.5% to the average closing price of HK$11.36 per Share as quoted on the Stock Exchange for the last 60 consecutive trading days up to and including the Last Undisturbed Trading Day;

•	a premium of approximately 20.1% to the average closing price of HK$11.02 per Share as quoted on the Stock Exchange for the last 90 consecutive trading days up to and including the Last Undisturbed Trading Day;

•	a premium of approximately 29.7% to the average closing price of HK$10.21 per Share as quoted on the Stock Exchange for the last 180 consecutive trading days up to and including the Last Undisturbed Trading Day; and

•	a premium of approximately 24.9% to the net asset value attributable to equity holders of the Company per Share (the “NAV”) of HK$10.60 (equivalent to RMB9.50 at exchange rate of RMB1 = HK$1.1166 as of 31 December 2016) as of the year ended 31 December 2016.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	a premium of approximately 19.7% to the unaudited NAV of HK$11.06 (equivalent to RMB9.61 at exchange rate of RMB1 = HK$1.1512 as of 30 June 2017) as at 30 June 2017.

We note that under the Subscription Price is at premium of 10.0% to 29.7% to the average closing prices and 19.7% to the unaudited NAV as of 30 June 2017.

4.	Historical Share Price Performance

Below are the historical closing prices of the Shares as quoted on the Stock Exchange’s website during the twelve-month period prior to and including the Last Undisturbed Trading Day (the “Review Period”). We consider that the Review Period provides a sufficient timeframe, covering the most recent Share price performance up to and including the Last Undisturbed Trading Date, to indicate the general trend of the Share price. We also show in Chart 2 the share price movement from 16 August 2016 to the Latest Practicable Date.

Chart 2: the share price movement from 16 August 2016 to

the Latest Practicable Date

During the Review Period, the Share prices increased from HK$8.39 on 16 August 2016 to HK$11.94 on the Last Undisturbed Trading Day, representing a 42.3% increase. The lowest closing price was HK$8.39 on 16 August 2016, and the highest closing price was at HK$12.02 on 14 August 2017. The average closing price during the Review Period is HK$9.93. The Subscription Price represents a premium of 33.4% to the average closing price and is higher than the highest closing price during the Review Period the 12 months span.

The average closing price of the Shares from 21 August 2017, being the first trading day after the Review Period to the Latest Practicable Date (the “Post-Review Period”), was HK$11.93. The Subscription Price represents a premium of 11.0% to the average closing price during the Post-Review Period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company is a constituent stock of Hong Kong Index, an indicator of the performance of the Hong Kong stock market. The Shares are actively traded on the Stock Exchange with the daily average trading value in the last 12 months amounting to approximately HK$480 million.

5.	Reasons for and Benefit of the Proposed Subscription

As stated in the Circular, the Proposed Subscription is part of the Mixed Ownership Reform Plan being implemented by China Unicom Group. Through integrated planning on the Mixed Ownership Reform Plan, Unicom A Share Company introduced strategic investors which are engaged in businesses that are correlated with and complementary to the principal businesses of Unicom A Share Company and which reduced the state-owned shareholding in Unicom A Share Company, so as to progress with the mixed ownership reform. Through implementing the Mixed Ownership Reform Plan, Unicom A Share Company expects to further optimize its corporate governance in accordance with the market-oriented principles, focus on the development of its principal businesses, establish an innovative business model and further develop innovative businesses, so as to improve and enhance its overall efficiency and competitiveness and to achieve its strategic goals. Strategic investors joining as shareholders of Unicom A share Company are internet companies in China, industrial verticals, financial institution, industry group and specialized funds.

In addition, following the completion on the Proposed Subscription, the Company’s net assets will increase and its liabilities-to-assets ratio will decrease. Accordingly, the Company will be able to carry out more investment, financing and research and development activities. Upon the projects invested and developed using the proceeds received from the Proposed Subscription generating returns, the Company expects to increase its revenue and profitability, which in turn will contribute to the Company’s long-term development.

The Company also believes that it will derive the following benefits from the Proposed Subscription:

(a)	the Subscription Price represents a 10.0% premium to the closing price of the Shares as at the date of the Share Subscription Agreement, which is more favourable than the price that the Company is likely to obtain from independent third party investors; and

(b)	the Company will incur lower transaction costs as well as derive other benefits by issuing the Subscription Shares as compared to other means of fund raising, including (i) debt-financing instruments, which would incur additional finance expenses and increase the gearing ratio of the Company and (ii) an open offer or a rights issue, which would incur additional expenses, such as underwriting commissions and involve longer period of time.

The mixed ownership reform in China allows more state-owned parties and other ownership parties to develop into a mixed ownership economy. The reform intends to introduce strategic investors, reduce the proportion of state-owned stake and release part of the state-owned enterprises’ shares to other state-owned capital and non state-owned capital. Through promoting the mix ownership reform, state-owned enterprises are expected to establish a market-oriented enterprise system and a new corporate governance mechanism, thus accelerating the development of basic businesses and innovative businesses, to realise fully state-owned enterprises’ strategic objectives, to form a balanced market competitive landscape, and to contribute to the national economy and social society.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We note that pursuant to the Mixed Ownership Reform Plan, Unicom A Share Company will conduct a non-public offering to raise not more than RMB61.725 billion. The net proceeds raised from the non-public offering will be used by Unicom A Share Company to subscribe for the new shares of Unicom BVI which in turn uses this to subscribe for the Subscription Shares. Unicom Group, a shareholder of Unicom BVI, will also participate in the capital increase exercise of Unicom BVI to raise funds for the Proposed Subscription.

As stated in the annual report of the Company for the year ended 31 December 2016, the Group had capital commitments of RMB48,759 million as at 31 December 2016. Under the current competitive environment, such as the speed upgrade and tariff reduction, real-name registration and increased competition, capital injection to the Company is needed for improving operating income and net income by promoting existing businesses and developing new projects. The Proposed Subscription will allow the Company to raise maximum net amount of HK$88,057 million (equivalent to approximately RMB74,951 million).

We further note that the Subscription Shares will be issued at a premium of approximately 10.0% over the Shares’ closing price on the date of the Share Subscription Agreement, and premia of approximately 10.9% to 29.7% over the Last Undisturbed Trading Day closing price, the 5-consecutive day, 10-consecutive day, 20-consecutive day, 30-consecutive day, 60-consecutive day, 90-consecutive day and 180 consecutive day the Shares’ average closing prices prior to and including the Last Undisturbed Trading Day. The Subscription Shares will also be issued at a premium of 19.7% to the NAV of HK$11.06 (equivalent to RMB9.61 at exchange rate of RMB1 = HK$1.1512 as of 30 June 2017) as at 30 June 2017. The expenses for the Proposed Subscription is estimated to amount to less than 0.004% of the maximum gross proceeds of the Proposed Subscription. We are of the view that the Proposed Subscriptions is on balance a cost effective way to satisfy the Company’s need for funding.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

6.	Market Comparable Analysis

As part of our analysis to assess the fairness and reasonableness of the terms of the Proposed Subscription, we have identified an exhaustive list of 20 transactions in relation to subscription of new shares under specific mandate for cash announced by companies listed on the Stock Exchange during the twelve-month period from 17 August 2016 up to the date of the Subscription Agreement and had proceeded to completion on or before the date of the Subscription Agreement (the “Market Comparables”) (excluding transactions involving (i) H-share companies whose share capital structure is different from the Company; (ii) whitewash waiver application under the Takeovers Code; (iii) general offer obligations pursuant to the Takeovers Code; and (iv) listed issuers that are under receivership, which are different from the Company’s circumstance and the structure of the Subscription to avoid miscomparison). To our best endeavour, we believe that the list of Market Comparables is a fair and representative sample to be taken as a general reference of the recent market practices in relation to subscription of new shares under specific mandate. Summarised below is our relevant findings:

Table 3: List of Market Comparables from 17 August 2016 to the date of the Subscription Agreement

Date of announcement	Company name	Stock code	Premium/(discount) of the subscription price over/(to) closing price per share on the last trading day prior to/on the date of announcement/agreement in relation to the respective subscription of shares	Net Proceeds
			(%)	(HK$ million)
August 17, 2016	Alltronics Holdings Limited	833	(50.2)	78
September 5, 2016	Digital China Holdings Limited	861	(16.6)	550
September 19, 2016	New Sports Group Limited	299	(47.5)	755
September 21, 2016	United Photovoltaics Group Limited	686	(20.4)	1,259
October 2, 2016	Ngai Shun Holdings Limited	1246	7.0	517
October 12, 2016	Global Mastermind Holdings Limited	8063	(8.5)	111
October 17, 2016	Global Mastermind Capital Limited	905	(4.3)	88
October 31, 2016	Alltronics Holdings Limited	833	(47.2)	35
November 25, 2016	Beijing Capital Juda Limited	1329	(23.9)	1,477
December 1, 2016	IRC Limited	1029	(44.7)	197
December 14, 2016	Winshine Science Company Limited	209	(10.9)	122
December 19, 2016	Honghua Group Limited	196	(20.6)	1,617
December 22, 2016	See Corporation Limited	491	(10.4)	190

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Date of announcement	Company name	Stock code	Premium/(discount) of the subscription price over/(to) closing price per share on the last trading day prior to/on the date of announcement/agreement in relation to the respective subscription of shares	Net Proceeds
			(%)	(HK$ million)
January 9, 2017	Ground International Development Limited	989	(20.0)	565
February 24, 2017	C Cheng Holdings Limited	1486	(36.8)	144
March 20, 2017	Jinchuan Group International Resources Company Limited	2362	(31.6)	384
April 19, 2017	United Photovoltaics Group Limited	686	(20.8)	664.5
May 17, 2017	China Financial Services Holdings Limited	605	(6.9)	165
June 5, 2017	Sunshine Oilsands Ltd.	2012	(14.7)	106
June 16, 2017	China Netcom Technology Holdings Limited	8071	(40.6)	32
August 4, 2017	The Company	762	3.2	88,057
				(maximum	)

	Maximum		7.0
	Minimum		(50.2)
	Average		(23.5)
	Median		(20.5)

Based on the above table, the subscription prices of the Market Comparables ranged from a discount of approximately 50.2% to a premium of approximately 7.0% to the respective closing prices of their shares on the last trading day prior to/on the date of announcements/agreements in relation to the respective subscription of shares, with an average of a discount of approximately 23.5% (“Market Average”). We note that the Subscription Price is at premium to the closing price on the Last Undisturbed Trading Day and is thus significantly above the Market Average.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

SHAREHOLDING STRUCTURE

The shareholding structures of the Company immediately prior to, and immediately after, the completion of the Proposed Subscription (assuming no other changes to the total issued shares of the Company prior to the completion of the Proposed Subscription and the Maximum Subscription Shares will be issued) are as follows:

Table 4: Change of shareholding structure immediately following the completion of the Proposed Subscription

	As at the Latest Practicable Date		Immediately following the completion of the Proposed Subscription
	Number of Shares held	Percentage of total issued Shares	Number of Shares held	Percentage of total issued Shares
China Unicom Group Corporation (BVI) Limited[1]	8,082,130,236	33.75%	8,082,130,236	26.41%
Unicom BVI	9,725,000,020	40.61%	16,376,043,282	53.52%

Public Shareholders	6,139,950,827	25.64%	6,139,950,827	20.07%

Total issued Shares	23,947,081,083	100.00%	30,598,124,345	100.00%

Note:

(1)	The number of Shares held by Unicom Group BVI excludes the 225,722,791 Shares held as trustee on behalf of a PRC Shareholder.

As both Unicom BVI and China Unicom Group will be considered as connected persons, their shareholding will not be considered as public float for the Company. Immediately after completion of the Proposed Subscription, Unicom BVI will hold 53.52% of the total issued shares, an increase from 40.61% as at the Latest Practicable Date; Unicom Group BVI will hold 26.41% of the total issued shares, a decrease from 33.75% as at the Latest Practicable Date. Public Shareholders will hold 20.07% of the Shares, a decrease from 25.64% as at the Latest Practicable Date. The dilution on the shareholding interest of the public Shareholders is acceptable because of benefits derived from the Proposed Subscription. We have taken the following two aspects into consideration:

(1)	The capital injection through the Proposed Subscription will provide additional funds to and improve the financial position of the Company as set out in the paragraph headed “Financial Effects of the Proposed Subscription” as below; and

(2)	There is still sufficient public float of the Company after Proposed Subscription.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

USE OF PROCEEDS

The maximum gross proceeds of the Proposed Subscription will be HK$88,060 million (equivalent to approximately RMB74,954 million). The maximum net proceeds of the Proposed Subscription, after deduction of relevant expenses, will be approximately HK$88,057 million (equivalent to approximately RMB74,951 million), representing a net issue price of approximately HK$13.24 (equivalent to approximately RMB11.27) per Subscription Share.

Assuming the Maximum Subscription Shares are issued, the Company intends to use the net proceeds from the Proposed Subscription as follow:

(a)	approximately HK$46,778 million for upgrading the 4G network capabilities of the Company, which involves the upgrading of the transmission capacity of existing nationwide 4G network, construction of new 4G stations, improving the interoperation with 5G network and construction of transmission network in connection with the interoperation;

(b)	approximately HK$23,012 million for technology validation and enablement and launch of trial programs in relation to the 5G network, which involve research, development and validation of 5G network related technologies, construction of 5G trial stations and establishment of basic 5G network capability;

(c)	approximately HK$2,728 million for developing innovative businesses, which involves the establishment of specialised teams and business platforms to back up the development of cloud computing, big data, the Internet of Things, industrial Internet, payment finance, video and other businesses; and

(d)	approximately HK$15,539 million for the repayment of the outstanding principal amount of loans.

We note that the plan for the use of proceeds is in line with the Company’s strategy to accelerate mobile service development and speed up the development of innovative services.

FINANCIAL EFFECT OF THE PROPOSED SUBSCRIPTION

The proceeds that the Company will receive upon the completion of the Proposed Subscription will have the following financial effects to the Company’s current financial position:

A.	Net Assets Value Attributable to the Equity Holders of the Company

According to the interim results announcement of the Company ended 30 June 2017, the Company had net assets attributable to the equity holders (being total assets minus total liabilities and non-controlling interests) of approximately RMB230,130 million. With the receipt of the maximum net proceeds from the Proposed Subscription of approximately RMB74,951 million, the net assets attributable to the equity holders of the Company would be increased by approximately 32.57 % to RMB305,081 million.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

B.	Working Capital, Current Ratio and Quick Ratio[2]

According to the interim results announcement of the Company ended 30 June 2017, the Company had current assets of approximately RMB96,099 million, and current liabilities of approximately RMB329,536 million. The working capital deficit (being the result of current assets minus current liabilities) of the Company was approximately RMB233,437 million. The current ratio (being the ratio of current assets over current liabilities) of the Company was approximately 0.29. The quick ratio (being the ratio of current assets excluding inventory over current liabilities) was approximately 0.29. With the receipt of the maximum net proceeds from the Proposed Subscription of approximately RMB74,951 million, the working capital deficit of the Company would be decreased to approximately RMB158,486 million. The current assets of the Company would be increased and hence the current ratio of the Company would be increased to approximately 0.50, and the quick ratio would be increased to approximately 0.49.

C.	Gearing Ratio

According to the annual report of the Company ended 31 December 2016, the Company had net debt (being interest-bearing debt minus cash and cash equivalent) and total equity of approximately RMB151,621 million and RMB227,682 million, respectively. The gearing ratio (being net debt over total equity) of the Company was approximately 0.67 as at 31 December 2016. With the receipt of the maximum net proceeds from the Proposed Subscription of approximately RMB74,951 million, the net debt of the Company and hence the gearing ratio would be decreased.

D.	Total Liabilities/Total Assets

Also, according to the interim results announcement of the Company ended 30 June 2017, the Company had total liabilities and total assets of approximately RMB366,108 million and RMB596,521 million, respectively. The ratio of total liabilities over total assets of the Company was approximately 0.61 as at 30 June 2017. With the receipt of the maximum net proceeds from the Proposed Subscription of approximately RMB74,951 million, the total assets of the Company would be increased and hence the ratio of total liabilities over total assets of the Company would decrease to approximately 0.54.

As mentioned in the paragraph headed “Overview of the Company” in this letter, the Company has low liquidity, negative working capital and high gearing. The Proposed Subscription will improve the financial position of the Company by recapitalizing its equity.

[2]	Assume that the proceeds for the repayment of the outstanding principal amount of loans will repay the current portion of long-term bank loans and short-term bank loans first

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CONCLUSION AND RECOMMENDATION

Having analyzed and considered the principal factors as set out in this letter above, we would draw your attention to the following key factors, which should be read in conjunction with, and interpreted in, the full context of the Circular, in arriving at our conclusion:

(1)	the Proposed Subscription will allow the Company to raise funds with lower costs as compared to other means of fund raising such as bank borrowings which would incur additional finance expenses, open offers or rights issues which would incur additional expenses, such as underwriting commission;

(2)	the Share price has increased by 42.3% over the last 12 month period prior to and including the Last Undisturbed Trading Day. The Subscription Shares will be issued at a premium of 10.0% to the price as at the date of the Share Subscription Agreement;

(3)	the Maximum Subscription Shares represents 27.8% of the existing share capital of the Company and will dilute the shareholding of existing Independent Shareholders. However, considering the benefits of Proposed Subscription, the dilution on the shareholding interest is acceptable;

(4)	the net proceeds of the Proposed Subscription are intended to improve the 4G network capabilities, construct 5G network infrastructure, increase the scale of innovative services and repay certain outstanding principal amount of loans; and

(5)	the Proposed Subscription will improve the financial position of the Company by (i) increasing the equity to lower the leverage; (ii) providing more current asset to promote liquidity.

Based on the above, we are of the opinion that while the Proposed Subscription is not in the ordinary and usual course of business of the Group, the terms of the Share Subscription Agreement are fair and reasonable, on normal commercial terms, and in the interests of the Company and its Shareholders as a whole so far as the Company and the Independent Shareholders are concerned. Therefore, we advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders, to vote in favor of the resolution to be proposed at the EGM.

Yours faithfully, For and on behalf of ING Bank N.V., Hong Kong Branch
Thiam Kit Lee	Andrew Lau
Managing Director	Director

Note: Messrs Thiam Kit Lee and Andrew Lau are relevant individuals registered with the Hong Kong Monetary Authority to carry out Type 6 (advising on corporate finance) regulated activity under the SFO and have over 20 and 29 years, respectively, of experience in corporate finance industry.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

As at Latest Practicable Date, the following Directors and chief executive of the Company had, or were deemed to have, interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

Name of Director	Capacity and Nature	Number of Shares Held	Percentage of Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	200,000	0.0008%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in any Shares, underlying Shares, or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, none of the Directors or proposed director had any direct or indirect interest in any assets which, since 31 December 2016 (being the date of the latest published audited financial statements of the Company), have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

Save for the service agreements between the Company and the executive Directors and those disclosed in this circular, as at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2016, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group.

Unicom Group and Unicom A Share Company are engaged in telecommunications business and other related businesses in China that are similar to and/or compete with those of the Company. All executive Directors also hold executive positions with Unicom Group and the Unicom A Share Company.

Mr. Wang Xiaochu, chairman of the Board and Chief Executive Officer of the Company, has served as a director of Telefónica S.A. since September 2015. Mr. Alierta is a director of Telefónica Audiovisual Digital, S.L.U., which is an affiliate of Telefónica, S.A.

Mr. Lu Yimin, an executive Director and President of the Company, has served as a non-executive director of PCCW Limited since May 2008 and the deputy chairman of the board of directors of PCCW Limited since November 2011. Mr. Lu Yimin has also served as a non- executive director of HKT Limited and HKT Management Limited (the trustee-manager of the HKT Trust) since November 2011. Mr. Li Fushen, an executive Director and Chief Financial Officer of the Company, has served as a non-executive director of PCCW Limited since July 2007 and as a non-executive director of HKT Limited and HKT Management Limited since November 2011. Mr. Shao Guanglu, an executive Director and Senior Vice President of the Company, has served as a non-executive director of PCCW Limited since March 2017.

Each of Telefónica S.A., PCCW Limited, HKT Limited and HKT Management Limited is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Other than the above, none of the Directors or their close associates had an interest in any business which competes or is likely to compete, either directly or indirectly, with the Group’s business.

APPENDIX	GENERAL INFORMATION

3.	INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS IN THE SHARES AND THE UNDERLYING SHARES OF THE COMPANY

As at the Latest Practicable Date, in accordance with the SFO, Unicom BVI was interested in 16,376,043,282 Shares, comprising 9,725,000,020 Shares in issue and a maximum of 6,651,043,262 Shares to be subscribed pursuant to the Share Subscription Agreement. As at the Latest Practicable Date, so far as the Directors were aware, the following persons were, directly or indirectly, interested in 5% or more of the issued Shares carrying rights to vote at general meetings of the Company (the “Substantial Shareholders”):

Long Position	Shares Held		Percentage of Existing Total
	Directly	Indirectly	Issued Shares
Unicom Group(1), (2)	—	24,683,896,309	103.08%
Unicom A Share Company(1)	—	16,376,043,282	68.38%
Unicom BVI(3)	16,376,043,282	—	68.38%
Unicom Group BVI(2), (4)	8,082,130,236	225,722,791	34.69%

Notes:

(1)	Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have been included in, the respective interests of Unicom Group and Unicom A Share Company.

(2)	Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have been included in, the interests of Unicom Group.

(3)	As at the Latest Practicable Date, Unicom BVI was interested in 16,376,043,282 Shares (including a maximum of 6,651,043,262 Shares to be subscribed by Unicom BVI pursuant to the Share Subscription Agreement). The percentage of total issued Shares was calculated based on the existing total issued Shares. Immediately following the completion of the Proposed Subscription and assuming the Maximum Subscription Shares are subscribed, the Shares in which Unicom BVI is interested will represent approximately 53.52% of the total issued Shares as enlarged by the issue of the Subscription Shares.

(4)	Unicom Group BVI directly holds 8,082,130,236 Shares (representing 33.75% of the total issued Shares). In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 Shares (representing 0.94% of the total issued Shares) of the Company held as trustee on behalf of a PRC Shareholder.

Save as disclosed herein, there is no person known to the Directors or chief executive of the Company who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO or who is, directly or indirectly, interested in 5% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, the following Directors were the directors or employees of companies which had interests or short positions in the Shares and underlying Shares that would fall to be disclosed to the Company pursuant to the provisions of Division 2 and 3 under Part XV of the SFO:

Directors	Positions held in Substantial Shareholders
Mr. Wang Xiaochu	Chairman of Unicom Group Chairman of Unicom A Share Company Director of Unicom BVI

Mr. Lu Yimin	Vice chairman and president of Unicom Group Director and president of Unicom A Share Company

Mr. Li Fushen	Director, vice president and chief accountant of Unicom Group Director of Unicom A Share Company Director of Unicom Group BVI

Mr. Shao Guanglu	Vice president of Unicom Group Director of Unicom A Share Company

Save as disclosed herein, none of the Directors was a director or employee of a company which had any interests or short positions in the Shares and underlying Shares of equity derivatives of the Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	DIRECTORS SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors had, or is proposed to have, a service contract with any member of the Group (excluding contracts expiring or is not determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	NO MATERIAL ADVERSE CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2016, the date to which the latest published audited consolidated accounts of the Group were made up.

6.	LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any member of the Group.

APPENDIX	GENERAL INFORMATION

7.	EXPERT AND CONSENT

ING is a registered institution under the SFO to carry on type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO.

As at the Latest Practicable Date, ING held 3,339,623 Shares, representing approximately 0.014% of the total issued capital of the Company. Save as disclosed above, ING did not have any direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, ING did not have any direct or indirect interests in any assets which had since 31 December 2016 (being the date to which the latest published audited consolidated accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

ING has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and/or references to its name in the form and context in which they respectively appear.

8.	GENERAL

(a)	The company secretary of the Company is Yung Shun Loy Jacky.

(b)	The registered office and head office of the Company is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

(c)	The share registrar of the Company is Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

9.	FORWARD-LOOKING STATEMENTS

Certain statements contained in this circular may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

APPENDIX	GENERAL INFORMATION

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any business day for a period of 14 days from the date of this circular:

(a)	the Share Subscription Agreements; and

(b)	this circular.

NOTICE OF EGM

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Unicom (Hong Kong) Limited (the “Company”) will be held at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong, on Friday, 15 September 2017 at 11 a.m. (the “Meeting”) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT the share subscription agreement (the “Share Subscription Agreement”) entered into between the Company and China Unicom (BVI) Limited dated 22 August 2017 relating to the proposed allotment and issue of a maximum of 6,651,043,262 new shares in the capital of the Company (the “Subscription Shares”) by the Company at the subscription price of HK$13.24 per Subscription Share to China Unicom (BVI) Limited (the “Proposed Subscription”), a copy of the Share Subscription Agreement having been produced to this Meeting marked “A” and signed by the Chairman of this Meeting for identification purposes, and the transactions contemplated thereunder, including the grant of a specific mandate for the allotment and issue of the Subscription Shares, be and are hereby approved, confirmed and ratified, and the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Share Subscription Agreement and the Proposed Subscription.”

By order of the Board
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 28 August 2017

NOTICE OF EGM

Notes:

1.	A shareholder of the Company (“Shareholder”) entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him/her/it. A proxy need not be a Shareholder.

2.	In order to be valid, a form of proxy, together with any power of attorney (if any), or other authority under which it is signed (if any), or a notarially certified copy thereof, shall be deposited at the Company’s share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting. Delivery of the form of proxy shall not preclude a Shareholder from attending and voting in person at the Meeting or at any adjourned meeting and, in such event, the form of proxy delivered by such Shareholder shall be deemed to be revoked.

3.	In accordance with The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, each of China Unicom (BVI) Limited and China Unicom Group Corporation (BVI) Limited and their respective associates who are Shareholders will abstain from voting on the above resolution.

4.	The register of members of the Company will be closed from 11 September 2017 to 15 September 2017 (both days inclusive), during which dates no transfer of Shares will be effected. In order to qualify for voting at the Meeting, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4:30 p.m. of 8 September 2017.

5.	The votes to be taken at the Meeting will be taken by poll, the results of which will be published on the Company’s and Hong Kong Stock Exchange’s websites after the Meeting.

6.	Shareholders are suggested to call the Company’s hotline on (852) 2126 2018 for arrangements of the Meeting in the event that a No. 8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Meeting.

As at the date of this notice, the Board of Directors of the Company comprises:

Executive directors	: Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu

Non-executive director	: Cesareo Alierta Izuel

Independent non-executive directors	: Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny